THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law

December 10, 2010

H. Roger Schwall, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Desert Hawk Gold Corp.
Registration Statement on Form S-1
Filed November 12, 2010
File No. 333-169701

Dear Mr. Schwall:

Attached for filing is the second amendment to the registration statement on Form S-1/A (the “Registration Statement”) of Desert Hawk Gold Corp. (the “Company”).  In connection with your comment letter dated December 6, 2010, to the registration statement filed on November 12, 2010, I have been authorized to provide you with the following responses to the comments contained in your letter:

General

1.	Please amend your filing to include updated interim financial statements as necessary to comply with Rule 8-008 of Regulation S-X.

RESPONSE: The second amended filing of the Registration Statement filed by the Company today includes interim financial statements for the nine months ended September 30, 2010 and 2009.

Business and Properties, page 20

2.
We note your revised disclosure at page 23 in response to comment 4 in our letter dated October 27, 2010.  Although you provide revised parallel disclosure elsewhere and at page 23 of the courtesy copy you provided, an error regarding the amount (“2,000,00”) remains at page 23 in the version filed via EDGAR.  Please review for consistency and make appropriate revisions.  Also, please ensure that the version you provide via courtesy copy precisely reflects the substance of what has been filed via EDGAR.

RESPONSE:  We have confirmed that in the EDGAR version of today’s filing the error in regard to the amount designated in your comment above has been corrected.  We have also carefully reviewed the EDGAR version and the courtesy copy of the filing to verify they accurately reflect the changes made in this filing.

H. Roger Schwall, Assistant Director
December 10, 2010

Management, page 37

3.	Please provide the disclosure required by Item 401(f) of Regulation S-K.

RESPONSE:  No enumerated issues under this item are applicable to the Company’s executive officers or directors.  Language has been added on page 38 in the Management section under the subheading Involvement in Certain Legal Proceedings disclosing no applicable items during the last ten years.

Audited Consolidated Financial Statements for the Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm, page 2

4.
We note your modified auditor’s report in response to comment 11 in our letter dated October 27, 2010 indentifies the period from May 1, 2009 (inception of exploration stage) to December 31, 2009 in the scope of the audit in the first paragraph of the report.  However, it does not appear that your auditor has provided an opinion on that period within the third paragraph of their report.  Please obtain and file an audit report that includes an opinion on the period from May 1, 2009 (inception of exploration stage) to December 31, 2009.  In addition, please ensure that the auditor’s consent references all applicable periods including the inception to date financial statements.

RESPONSE:  The Company has obtained and is filing with this amended Registration Statement a revised audit report that includes in the third paragraph an opinion on the period from May 1, 2009 (re-entry to exploration stage) to December 31, 2009.

Likewise, the auditor’s consent filed as Exhibit 23.1 with the attached Registration Statement references all applicable periods, including the period from May 1, 2009 (re-entry to exploration stage) to December 31, 2009.

Consolidated State of Changes in Stockholders’ Equity (Deficit), page 5

5.
We note that as a result of your restatement, your equity account balances as of December 31, 2009 do not precisely match the amounts presented on the face of your balance sheet.  Please update your financial statements accordingly.

RESPONSE:  The statement of stockholder’s equity has have been updated to revise the equity account balances as of December 31, 2009.  In the column titled Additional Paid-in Capital, the amount for the common stock issued to acquire reclamation bond at $0.70 per share has been changed from $42,741 to $16,345.  The total of this column has been changed from $2,714,620 to $2,688,224.  Likewise, the column titled Total Stockholders’ Equity has been revised accordingly.

H. Roger Schwall, Assistant Director
December 10, 2010

Note 10 – Restatement, page 16

6.
We note that your financial statements have been restated.  Please modify the face of your affected financial statements to identify the impacted periods as “restated.”  This comment should also be applied to your interim financial statements.

RESPONSE:  In the audited financial statements, the columns on the balance sheet at December 31, 2009, the columns on the statements of operations and the statements of cash flows for the year ended December 31, 2009, and the heading for the statement of changes in stockholders’ equity have been modified to add the term “Restated.”

Likewise in the interim financial statements, the column for December 31, 2009 on the balance sheet has been modified to add the term “Restated.”

The company has also updated the following information in the amended Registration Statement:

•	In the Prospectus Summary section in the sixth paragraph under the subheading Desert Hawk Gold Corp., the cash position of the Company has been updated from November 8, 2010 to December 7, 2010.

•	In the third and fifth risk factors in the Risk Factors Section, the financial information has been updated to September 30, 2010.

•
In the Market for Our Common Stock section, the date of the information under the subheadings Market Information, Holders, and Securities Authorized for Issuance Under Equity Compensation Plans has been updated from November 8, 2010 to December 7, 2010.  No other changes were made to the information in these subsections.

•	In the MD&A Section, the interim financial information has been updated to include the nine-month period ended September 30, 2010.

•
The amount of prepaid interest paid to DMRJ Group I has been corrected in the MD&A section and in the Business and Properties section in the first paragraph under the subheading DMRJ Group Investment Agreement.

H. Roger Schwall, Assistant Director
December 10, 2010

•
In the seventh paragraph under the subheading Prior Exploration Activities in the Business and Properties Section, the estimated amount of copper and tungsten concentrate has been updated from November 8, 2010 to December 7, 2010.

•	The date of the table in the Management section has been updated from November 8, 2010 to December 7, 2010. No other changes were made to the information in the table.

•
The date of the table in the Security Ownership of Certain Beneficial Owners and Management section has been updated from November 8, 2010 to December 7, 2010.  No other changes were made to the information in the table.

•	The date of the table in the Selling Stockholder section has been updated from November 8, 2010 to December 7, 2010. No other changes were made to the information in the table.

Please feel free to contact me if further information is required.  In addition, we are forwarding to the staff reviewers five paper copies of this second amended filing showing each change made from the prior filing.

Sincerely,

/s/ Ronald N. Vance

cc:	Robert E. Jorgensen, CEO
Rick Havenstrite, President